

December 9, 2013

Via E-mail
Lawrence A. Sala
President and Chief Executive Officer
Anaren, Inc.
6635 Kirkville Road,
East Syracuse, NY 13057

> **Re:** **Anaren, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed November 27, 2013**
> **File No. 001-35153**

Dear Mr. Sala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinions of Moelis & Company, LLC and Houlihan Lokey Capital, Inc. to the Independent Committee, page 25

1. We note the statement that "Houlihan Lokey's opinion was furnished for the use of the Independent Committee…and may not be used for any other purpose..." Because it is inconsistent with the disclosures relating to the opinion, the limitation "may not be used for any other purpose" should be deleted. Alternatively, disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Lokey arising under applicable state law (e.g., the inclusion of an express disclaimer in Houlihan Lokey's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further

disclose that the availability of such a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either Houlihan Lokey or the board of directors under the federal securities laws.

2. Disclose that Houlihan Lokey has consented to use of the opinion in the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director